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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of: August, 2004
Commission File Number: 0-50568

GEAC COMPUTER CORPORATION LIMITED
(Translation of registrant's name into English)

11 Allstate Parkway
Suite 300
Markham, Ontario L3R 9T8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        On August 19, 2004, Geac Computer Corporation Limited filed on the SEDAR website maintained by the Canadian Depository for Securities Limited at www.sedar.com its Management Discussion and Analysis of results of operations and financial position and related consolidated financial statements for the two year period ended April 30, 2004, a copy of which is attached as Exhibit 1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEAC COMPUTER CORPORATION LIMITED
Date: August 19, 2004	By:	/s/ Jonathan D. Salon Jonathan D. Salon Vice President and Deputy General Counsel

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EXHIBIT INDEX

Exhibits	Title
1	Management Discussion and Analysis and related consolidated financial statements for the two year period ended April 30, 2004

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SIGNATURES
EXHIBIT INDEX